Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 12
DATED AUGUST 8, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 12 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014 and Supplement No. 11 dated August 5, 2014. Unless otherwise defined in this Supplement No. 12, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Recent Acquisitions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No. 2.

On August 4, 2014, we purchased the following property. For purposes of this table, dollar amounts are stated in millions, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occupancy
Harris Plaza Layton, UT	8/4/2014	123,890	$27.4	6.61%	$1.8	$16.38	5 years	95.4%	90.2%

(1)	We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3)	As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it includes the 3,835 square feet of existing unoccupied space subject to the earnout agreement as of the date of acquisition.

1

Harris Plaza. On August 4, 2014, we, through IREIT Layton Pointe, L.L.C. (the “Harris Plaza Subsidiary”), a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 123,890 square foot retail center known as Harris Plaza, located in Layton, Utah. We purchased this property from Layton Pointe, L.C. and Eagle Pointe Financial Group, Inc., each an unaffiliated third party, for approximately $27.4 million, plus closing costs, of which approximately $27.1 million was funded at the initial closing. As described below, the acquisition is subject to an earnout component to the purchase price, meaning we did not pay approximately $320,000 of the purchase price of the property at closing, although we will own the entire property. We estimate that closing costs will equal $100,000. We expect to pay our Business Manager an acquisition fee of approximately $410,000. The seller had previously entered into a purchase agreement with our Business Manager which our Business Manager assigned to the Harris Plaza Subsidiary at closing. We funded 100% of the purchase price paid at the closing with proceeds from our offering.

The items that we considered in determining to acquire Harris Plaza included, but were not limited to, the following:

•	The property is located near the Hill Air Force Base and Freeport Center (two of the largest employment centers in Utah) and serves residents of Layton and Clearfield, Utah.
•	The property is 95.4% leased and 90.2% occupied as of the date of this supplement.
•	We believe the property is well situated in Layton, Utah. Within a three and five mile radius of the property the current population is approximately 80,000 and 167,000, respectively, and the average household income within the same radii is over $64,000 and $74,000, respectively.

As of August 4, 2014, Harris Plaza was 90.2% occupied and 95.4% leased to 15 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 5 years. There are three tenants occupying greater than 10% of the total gross leasable area of the property. Ross Dress for Less, a national off-price retailer, leases 30,187 square feet, or approximately 24.4% of the total gross leasable area of the property, and pays annual base rent of approximately $331,000, or approximately 18.1% of total annual base rent of the property based on leases in place as of August 4, 2014. Ross Dress for Less’ lease expires on January 31, 2019, and there are five 5-year renewal options with escalating rents, which may be exercised at the option of Ross Dress for Less as set forth in the lease. Bed Bath & Beyond, a national domestic merchandise retail store, leases 25,000 square feet, or approximately 20.2% of the total gross leasable area of the property, and pays annual base rent of approximately $200,000, or approximately 10.9% of total annual base rent of the property based on leases in place as of August 4, 2014. Bed Bath & Beyond’s lease expires on January 31, 2021, and there are five 5-year renewal options with escalating rents, which may be exercised at the option of Bed Bath & Beyond as set forth in the lease. Petco, a pet specialty retailer, leases 13,500 square feet, or approximately 10.9% of the total gross leasable area of the property, and pays annual base rent of approximately $223,000, or approximately 12.2% of total annual base rent of the property based on leases in place as of August 4, 2014. Petco’s lease expires on January 31, 2018, and there are two 5-year renewal options with escalating rents, which may be exercised at the option of Petco as set forth in the lease. The other tenants leasing at least 2,000 square feet are Shoe Carnival, Dress Barn, Mimi’s Café, Café Rio, Sonic (ground lease), Café Zupas, Five Guys, Noodles & Company, Rumbi Island Grill and Peerless Beauty Supply.

2

The acquisition is subject to an earnout component to the purchase price, meaning we did not pay approximately $320,000 of the purchase price of the property at closing, although we will own the entire property. We are not obligated to pay this contingent portion of the purchase price unless 3,835 square feet of existing vacant space, which was not leased at the time of acquisition, is leased by December 31, 2014. If at the end of the time period, the earnout space is not leased, occupied and rent producing, we will have no further obligation to pay any additional purchase price consideration and will retain ownership of the entire property.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023 and the approximate rentable square feet represented by the applicable lease expirations at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(1)
2014	-	-	-	-
2015	3	10,075	290,595	15.6%
2016	3	6,246	155,455	9.8%
2017	1	7,100	92,300	6.5%
2018	1	13,500	222,750	16.6%
2019	2	33,632	424,048	37.7%
2020	1	1,500	30,000	4.2%
2021	2	27,645	266,919	38.6%
2022	1	12,100	163,350	38.5%
2023	-	-	-	-

(1) This percentage assumes that expiring leases are not renewed in each subsequent year.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	95.4%	$15.27
2012	98.5%	$15.22
2011	92.8%	$15.32
2010	89.3%	$15.05
2009	63.5%	$15.83

We believe that the property is suitable for its purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements. There are three and six competitive shopping centers located within approximately three and five miles of the property, respectively.

3

Real estate taxes assessed for the fiscal year ended December 31, 2013, were approximately $218,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by a tax rate of 1.4814%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of August 6, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000.000	200,000	–	200,000

Shares sold in the offering:	21,746,569.103	215,814,559	19,895,647	195,918,912

Shares sold pursuant to our distribution reinvestment plan:	288,944.512	2,744,973	–	2,744,973

Shares purchased pursuant to our share repurchase program:	(4,000.000)	(37,000)	–	(37,000)
Total:	22,051,513.615	218,722,532	19,895,647	198,826,885

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

4